Avid Technology, Inc.

One Park West

Tewksbury, MA 01876

November 1, 2007

Perry J. Hindin

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

One Starlon Place

100 F Street, NE

Washington, D.C. 20549-6010

Mail Stop 6010

Re:	Avid Technology, Inc. (the “Company”)
Definitive 14A
Filed April 5, 2007
File No. 000-21174

We have received your comment letter dated August 21, 2007 relating to the above referenced filing. We understand that the responses below will apply to future filings made with the Securities and Exchange Commission (the “Commission”), as applicable. Please find our responses to your comments below. For your convenience, your original comment appears in bold text, followed by our response.

Compensation Discussion and Analysis, page 12

1.

Please elaborate on the role of your chief executive officer in your compensation processes and her input during the crafting of compensation packages. For example, does your chief executive officer make recommendations to the compensation committee relating to measures, targets and similar items that affect her compensation? Does she retain the ability to call or attend compensation committee meetings or meet with the consultants used by the compensation committee?

Avid Technology, Inc.’s Response:

The response below summarizes the role our former Chief Executive Officer, David Krall, played with respect to executive officer compensation processes and packages. As the Company disclosed in a Current Report on Form 8-K on July 19, 2007, Mr. Krall resigned as the Company’s Chief Executive Officer effective July 31, 2007. Until a new chief executive officer is hired, Nancy Hawthorne, a member of the Company’s Board of Directors, is serving as Interim Chief Executive Officer. Should the role of the Company’s

Interim Chief Executive Officer or its new Chief Executive Officer with respect to executive officer compensation processes and packages materially differ from that which is summarized below, the Company will disclose such changes in future filings.

The Company’s Compensation Committee invites the Chief Executive Officer to most Compensation Committee meetings and the Chief Executive Officer attends most Compensation Committee meetings. The Company’s Chief Executive Officer does not have the ability to call Compensation Committee meetings. The Company’s Chief Executive Officer only meets with the Compensation Committee’s independent compensation consultant when requested to do so by the Compensation Committee.

The Company’s compensation program for executive officers consists of base salary, annual cash incentive compensation, long-term equity incentive compensation and other benefit programs.

With respect to base salary, in the fourth quarter of each year, the Company’s Chief Executive Officer makes a recommendation to the Company’s Compensation Committee regarding the base salaries of all other executive officers for the following year. The Company’s Chief Executive Officer bases this recommendation on his subjective assessment of each of the Company’s executive officers’ personal performance as well as external market data from the Avid Peer Group and the Industry Peer Group that the independent compensation consultant provided to the Compensation Committee. The Company’s Chief Executive Officer does not make a recommendation to the Compensation Committee regarding his own base salary.

With respect to annual cash incentive compensation, the Company has one annual cash bonus plan for all employees, including executive officers. In the fourth quarter of each year, the Compensation Committee recommends the terms for the following year’s annual cash bonus plan for the Company’s Board of Directors to consider and approve. Prior to the Compensation Committee’s recommendation of the terms of each year’s cash bonus plan, the Compensation Committee directs the Company’s Chief Executive Officer, Chief Financial Officer and other members of management to work with the Compensation Committee’s independent compensation consultant to consider and recommend modifications to the Company’s annual cash bonus plan including design changes, metrics, goal setting, plan mechanics, payout rates and incentive opportunities. The Compensation Committee considers those recommendations prior to making its recommendation to the Company’s Board of Directors. If the Company should reach its target(s) under an annual cash bonus plan, the Company’s Chief Executive Officer would then make a recommendation to the Compensation Committee regarding the individual performance payout factor of each executive officer (other than himself). The Company’s Chief Executive Officer bases this recommendation on his subjective assessment of each of the Company’s executive officers’ personal performance, considering the objectives as set forth in each executive officer’s stated goals for the year.

With respect to long-term equity incentive compensation, the Company’s Chief Executive Officer provides input to the Compensation Committee on the types of equity executive officers should receive and on award values for each executive officer (other than himself). The Chief Executive Officer’s recommendation is based on internal equity and external market data from the Avid Peer Group and the Industry Peer Group provided by the Compensation Committee’s independent compensation consultant. The Compensation Committee’s independent compensation consultant also suggests award values based on the Compensation Committee’s goal of providing certain values of long-term equity incentive compensation to the Company’s executive officers relative to similarly situated executive officers in the Avid Peer Group and the Industry Peer Group.

With respect to other benefit programs, the Company’s Chief Executive Officer provides input on the types of other benefits, if any, to be offered to executive officers upon request from the Compensation Committee.

Elements of Executive Compensation, page 14

2.

You state on page 15 that actual compensation paid to your executive officers will be greater than or less than target compensation depending on how your company actually performs and that in 2006, actual total annual cash compensation (base salary plus annual cash incentive compensation) paid to your named executive officers, including your chief executive officer, ranged from 42% to 63% of target annual cash compensation. Disclose how this compares, in terms of the percentile of market, to the Avid and Industry Peer Groups. Provide similar disclosure for your long-term equity incentive compensation, which you indicate was targeted between the 50th and 75th percentile.

Avid Technology, Inc.’s Response:

In future filings, the Company will disclose how the named executive officers actual total annual cash compensation (base salary plus annual cash incentive compensation) paid to its named executive officers compared, in terms of the percentile of market, to the Avid and Industry Peer Groups. As disclosed in the Company’s 2007 proxy statement, the Company’s Compensation Committee set total target annual cash compensation at the 75th percentile of the Avid Peer Group and the Industry Peer Group. Because the Company did not meet its minimum operating profit threshold under the Company’s 2006 Employee Bonus Plan, no bonuses were paid to our executive officers. As a result, in 2006, actual total annual cash compensation paid to our named executive officers was below the 25th percentile of the Avid and Industry Peer Groups.

In future filings, the Company will also disclose how the named executive officers actual long-term equity incentive compensation delivered to its named executive officers compared, in terms of the percentile of market, to the Avid and Industry Peer Groups. As disclosed in the Company’s 2007 proxy statement, the Company’s Compensation Committee set total target long-term equity incentive compensation between the 50th and 75th percentile of the Avid Peer Group and the Industry Peer Group. Please note that for 2006, there was no difference between the targeted long-term incentive compensation and the actual long-term incentive compensation delivered to the Company’s named executive officers because none of the long-term incentive compensation delivered to the named executive officers was performance-based.

Annual Cash Incentive Compensation, page 16

3.

We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the specific items of company performance, such as revenue and operating profit and the individual performance objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may exclude this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also disclose how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm. Please also provide analysis of the factors considered by the compensation committee prior to the awarding of the annual cash incentive bonus awards and not merely rely on statements such as those on page 17 that the thresholds to receive the 2006 awards "were reasonably achievable."

Avid Technology, Inc.’s Response:

With respect to the Company’s 2006 Employee Bonus Plan, the specific item of Company performance used to determine incentive amounts was operating profit. For purposes of the calculation under the 2006 Employee Bonus Plan, operating profit was adjusted to exclude amortization of acquisition-related intangible assets, impairment of goodwill and intangible assets, in-process research and development, stock-based compensation and restructuring costs. The operating profit threshold amount used to determine when a bonus begins to pay out for executive officers under the Company’s 2006 Employee Bonus Plan was set at $87.949 million and the related operating profit target amount at which a bonus pays out at 100% for executive officers was set at $147.898 million. The Company’s actual operating profit for 2006 was $73.9 million. Because the Company did not reach the threshold operating profit amount under the Company’s 2006 Employee Bonus Plan, no bonuses were paid to the Company’s executive officers. The Compensation Committee did not undertake an evaluation of each executive officer’s individual performance for purposes of the 2006 Employee Bonus Plan because no bonuses were paid out under this plan. Pursuant to the terms of the 2006 Employee Bonus Plan, an executive officer’s individual performance only factors into the determination of the amount of his or her cash bonus if the Company reaches its threshold operating profit under the 2006 Employee Bonus Plan.

The Company will provide a quantitative discussion of the terms of the necessary targets to be achieved in order for the Company’s executive officers to have earned their cash bonus under the Company’s Amended and Restated 2007 Employee Bonus Plan. The discussion will include:

•	the specific items of company performance used to determined incentive amounts under the Amended and Restated 2007 Employee Bonus Plan;

•

the operating profit threshold amount set by the Company’s Board of Directors used to determine when a bonus begins to pay out for executive officers and the related operating profit target amount at which a bonus pays out at 100%; and

•

the individual performance objectives the Compensation Committee would consider before increasing an executive officer’s bonus by up to 20% or reducing it to as little as zero to the extent bonuses are paid out under the Company’s Amended and Restated 2007 Employee Bonus Plan.

The Company supplementally advises the Commission that the Company’s Compensation Committee, which includes two new members, is currently reevaluating the Company’s annual cash bonus plan. The Compensation Committee has instructed management to work with the Compensation Committee’s independent compensation consultant to determine, based on feedback from internal focus groups and external market practices, alternatives to the Company’s current annual cash bonus plan. At this time, management expects that the Company’s 2008 cash bonus plan for executive officers will be structured very differently from the Amended and Restated 2007 Employee Bonus Plan. It is not possible at this time for the Company to make any determination as to the nature of the disclosure to be made regarding the Company’s 2008 cash bonus plan because the plan has not yet been established.

4.

You provide a description of how company performance affects incentive compensation, but little discussion and analysis of the effect of individual performance, experience, etc., even though your disclosure suggests it is a factor considered by the compensation committee. For example, you state on page 17 that with respect to individual performance, the compensation committee retains the discretion to increase each of your executive officers' bonus payout by as much as 20% of such executive officer's target or reduce it to zero, based upon the committee's evaluation of the executive officer's overall performance and contributions to the company. You also state in footnote 1 to the table on page 24 that bonus awards under your incentive plan, which are based on the achievement of various company milestones and individual performance, are determined as the result of formulae. Please expand your disclosure to provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation and if applicable, how they were weighted and factored into the formula referenced above. See Item 402(b) (2) (vii).

Avid Technology, Inc.’s Response:

In future filings, the Company will expand its disclosure to explain how individual performance affects compensation. Please note, however, that for 2006, the Compensation Committee did not undertake an evaluation of each executive officer’s individual performance for purposes of the 2006 Employee Bonus Plan because no bonuses were paid out under this plan due to the fact that the Company did not meet the minimum operating profit threshold required under the plan. Pursuant to the terms of the 2006 Employee Bonus Plan, an executive officer’s individual performance only factors into the determination of the amount of his or her cash bonus if the Company reaches its threshold operating profit under the 2006 Employee Bonus Plan.

With respect to base salary and long-term incentive compensation for each executive officer, the Compensation Committee measures each executive officer’s overall individual performance at the end of each year by the achievement of certain goals and objectives set at the beginning of each year. In future filings, the Company will provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers.

Summary Compensation Table for Fiscal Year 2006, page 22

5.

The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between your chief executive officer's compensation and that of the other named executive officers. For example, we refer you to the option and stock awards granted to your chief executive officer as compared to the awards granted to your other named executive officers. Please provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers.

Avid Technology, Inc.’s Response:

The Company respectfully advises the Staff that the disparity between the Company’s former Chief Executive Officer’s compensation and that of the Company’s other named executive officers reflects the very competitive market for chief executive officer talent in which the Company competes and is not due to any differences in the Compensation Committee’s compensation policies with respect to the Company’s Chief Executive Officer and the Company’s other executive officers.

In the fourth quarter of each year, the Compensation Committee reviews base salary, annual cash incentive compensation, long-term incentive compensation and other benefit programs (if any) for all the Company’s executive officers. At that time, the Compensation Committee determines the targeted percentile of market to the Avid Peer Group and the Industry Peer Group for base salary, total target annual cash compensation (which is base salary plus annual cash incentive compensation) and long-term incentive compensation for all of the executive officers for the next year. For example, when setting 2006 compensation for all executive officers, the Compensation Committee set base salary at the median, total target annual cash compensation at the 75th percentile and long-term equity incentive compensation between the 50th and 75th percentile of the 2006 Avid Peer Group and the 2006 Industry Peer Group. The Compensation Committee then assesses the appropriateness of each of the Company’s executive officers’ compensation level relative to similar situated executives in the Avid Peer Group and the Industry Peer Group, taking into consideration individual factors like experience, skills, individual performance, expected future contributions and ability to impact corporate results. Each executive officer’s actual compensation may fall above or below the percentile targets based on these individual factors.

As previously stated, the Company is currently conducting a search for a new chief executive officer. Should the Compensation Committee adopt material differences in compensation policies with respect to the Company’s new Chief Executive Officer and the Company’s other executive officers, the Company will disclose such differences in future filings. The Company’s Interim Chief Executive Officer is paid a fixed base salary and does not have a target incentive component to her cash compensation.

Severance and Change-in-Control Benefits, page 28

6.

You reference defined terms in this section. See Section VI of Commission Release 33-8732A, which advises companies to avoid reliance on defined terms as the primary means of explaining information. Rather than referring the reader to agreements not included in the proxy statement, revise your disclosure to provide such meanings within the actual discussion.

Avid Technology, Inc.’s Response:

In future filings, the Company will revise its disclosure to include the meanings of the defined terms “Cause” and “Good Reason” within the actual discussion of these terms. The Company will also make every effort to avoid using defined terms as the primary means of explaining information in its public filings.

7.

Supplement your disclosure to provide an analysis of why you structured and designed the employment and change in control agreements in the specific manner described in this section and how the terms of such agreements serve to accomplish your stated goals.

Avid Technology, Inc.’s Response:

In future filings, the Company will supplement its disclosure to provide the reasons why it structured and designed the employment and change-in-control agreements in the specific manner described in its definitive proxy statement and how the terms of these agreements serve to accomplish the Company’s goals.

With respect to the Company’s executive employment agreements, such goals include:

•	attracting and retaining highly talented executive officers whose contributions are critical to the Company’s long-term success;

•	providing income protection in the event the Company terminates an executive officer without cause or the executive officer resigns for good reason;

•

restricting each of the Company’s executive officers’ ability to engage in business that is competitive with the Company’s business for a period of time following such executive officer’s termination to the fullest extent under state law;

•

restricting each of the Company’s executive officers’ ability to solicit the Company’s employees, customers and suppliers for a period of time following such executive officer’s termination to the fullest extent under state law; and

•	providing benefits that are competitive with similar benefits available at companies with which we compete for executive talent.

With respect to the Company’s change-in-control agreements, such goals include:

•	attracting and retaining highly talented executive officers whose contributions are critical to the Company’s long-term success;

•	providing for continuity of management in the event of a change-in-control of the Company;

•	aligning management’s interests with stockholder interests when considering strategic alternatives;

•	providing income protection in the event an executive officer is terminated without cause or resigns for good reason within a period of time following a change-in-control of the Company;

•

restricting each of the Company’s executive officers’ ability to engage in business that it competitive with the Company’s business for a period of time following such executive officer’s termination to the fullest extent under state law;

•

restricting each of the Company’s executive officers’ ability to solicit the Company’s employees, customers and suppliers for a period of time following such executive officer’s termination to the fullest extent under state law; and

•	providing benefits that are competitive with similar benefits available at companies with which we compete for executive talent.

* * *

In response to the Staff’s request, the Company further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. If you have any questions, please do not hesitate to contact me at (978) 640-3047.

Sincerely,

/s/ Nancy Hawthorne

Nancy Hawthorne
Interim Chief Executive Officer
Avid Technology, Inc.

CC:	Joel Legon (Avid Technology, Inc.)
Paige Parisi (Avid Technology, Inc.)